Filed by Evoqua Water Technologies Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Evoqua Water Technologies (Q1 FY23 Earnings) January 31, 2023

Corporate Speakers:

•	Daniel Brailer; Evoqua Water Technologies Corp.; VP of IR

•	Ron Keating; Evoqua Water Technologies Corp.; President, CEO & Director

•	Ben Stas; Evoqua Water Technologies Corp.; Executive VP, CFO & Treasurer

Participants:

•	Deane Dray; RBC Capital Markets; Analyst

•	Nathan Jones; Stifel; Analyst

•	Sahil Manocha; Citigroup; Analyst

•	Joe Giordano; Cowen; Analyst

•	Patrick Baumann; JPMorgan Chase; Analyst

•	Unidentified Participant; Baird; Analyst

PRESENTATION

Operator^ Hello. Welcome to the Evoqua Water Technologies First Quarter Fiscal 2023 Earnings Conference Call. (Operator Instructions)

As a reminder this conference call is being recorded.

Your participation implies consent to our recording of this call. If you do not agree with these terms, please disconnect at this time.

Thank you.

I would now like to turn the call over to Dan Brailer, Vice President of Investor Relations.

Please go ahead.

Daniel Brailer^ Thank you, Todd. Thanks everyone, for joining us for today’s call to review our first quarter 2023 financial results.

Participating on today’s call are Ron Keating, President and Chief Executive Officer; and Ben Stas, Executive Vice President and Chief Financial Officer. After our prepared remarks, we will open the call to questions.

This conference call includes forward-looking statements, including our full fiscal year 2023 expectations, long-term financial targets, statements relating to our pending merger with Xylem, statements relating to demand outlook in our end markets, growth opportunities, our order pipeline, order conversion, cash generation, our acquisition strategy and pipeline, integration and performance — future performance of our recent acquisitions, supply chain challenges, inflation, labor shortages and general macroeconomic conditions. Actual results may differ materially from our expectations. For additional information on Evoqua, please refer to the company’s SEC filings, including the risk factors described therein.

On this conference call, we’ll also discuss certain non-GAAP financial measures. Information with respect to such non-GAAP financial measures is included in the appendix of the presentation slides for this call, which can be obtained at Evoqua’s Investor Relations website. Unless otherwise specified, references on this call to full year measures or to a year refer to our fiscal year, which ends on September 30. Means to access this conference call via webcast were disclosed in the press release, which was posted on our Investor Relations website. Replays of this conference call will be archived and available for the next 60 days.

With that, I would now like to turn the call over to Ron. Ron?

Ron Keating^ Thank you, Dan. And thank you for joining us. Before we present our results, I’m once again pleased to announce that on January 23, we entered into a definitive agreement for Xylem to acquire Evoqua in an all-stock transaction at a 30% premium to our closing price on the Friday before signing. Joining forces with Xylem is an exciting development for the market and an exciting opportunity for our team members. The combination provides a platform to leverage our combined strengths and we look forward to increasing our collective impact as we address increasingly complex global water challenges.

As a company, we remain focused on executing our plan until the deal closes. We will operate as business as usual until the combination is approved by regulatory agencies and both sets of company shareholders. I’m pleased to provide insight into our prior quarter results, and we’ll appreciate you limiting your Q&A to our results and not to the combination or transaction.

Please turn to Slide 3. We’re very pleased with our start to fiscal 2023. Our first quarter revenues were up 19% over the prior year period, with organic growth contributing 9.1%. We’re pleased to report strong revenue growth across both segments. ISS organic revenue growth was nearly 8% and APT organic revenue growth was more than 12% year-over-year. We had strong sales across all regions and most end markets with price realization and volume both contributing to growth. FX continues to be a headwind, primarily for APT as the dollar weakened throughout the quarter from its late peak in September.

Adjusted EBITDA was up approximately 34% and margin expanded 190 basis points over the prior year quarter. We are very pleased that our LTM-adjusted EBITDA margin grew 40 basis points to 17.5%. We continue to see broad-based demand across our key end markets, particularly in life sciences and food and beverage. Our order flow remained healthy as well, with our book-to-bill ratio again over 1.0 and our pipeline remains robust. Given the first quarter performance and the order momentum, we are confident in delivering on the year’s commitments made in our Q4 earnings call.

Net working capital increased in the quarter as we intentionally built inventory to support our order activity. Operating cash flow was, in turn, impacted, though we still expect to exceed our 100% adjusted free cash flow conversion target for the fiscal year. We’re able to reduce our net debt leverage ratio to 2.5x and our balance sheet is healthy and flexible and remains a top priority in this rising interest environment.

Please turn to Slide 4. Water is essential for daily life, whether for human consumption, industrial production or commercial purposes. Manufacturers are requiring more stringent levels of ultra-pure water while wastewater reuse has become vital in protecting, diminishing water supplies and reducing the strain on municipalities.

Water is becoming increasingly complex and Evoqua is an essential treatment provider making clean water more accessible. The long-term market trends are very favorable, and we expect our business to be resilient through normal market cycles.

This slide highlights key financial metrics that demonstrate our resilient business model, driven in part by our recurring revenue streams with service and aftermarket making up approximately 60% of our revenue. Digitally connected outsourced water, strong and growing end markets and our industry-leading service are just a few drivers for organic growth in favorable and unfavorable market conditions.

As stated previously, cash flow was down for the quarter but we continue to target adjusted free cash flow conversion of 100% and have achieved that level for several years. Our management team is focused on driving strong and consistent cash generation that is supported by our base of stable, profitable and recurring revenues. We’re making strategic decisions on working capital, and we’ll see opportunities for improvement as supply chain performance becomes consistent.

Please turn to Slide 5. This chart represents our second quarter expected order activity by end market compared to the prior year second quarter. We continue to expect strong orders across most end markets, particularly life sciences, food and beverage and aquatics. Microelectronics has been very strong in the prior year period, and we expect similar results in the quarter. Microelectronics remains on a long-term upcycle, though timing on — timing and project schedules could create some volatility in this key end market.

Overall, we expect to see stable growing order demand across most of our end markets for the remainder of fiscal 2023. And as I previously commented, our inventory investments have us well positioned to convert our backlog effectively and to achieve a higher rate of on-time customer delivery. We’ve seen some project delays related to permitting issues and customer schedule management, but cancellations remain immaterial.

Please turn to Slide 6. We look at our environmental impact through our own footprint on the environment, but also through the products and services we provide to our customers. We are pleased to highlight 2 recent handprint wins which are expected to positively impact our customers’ water conservation and reuse initiatives while generating an attractive return on investment.

Our first highlight showcases the potential impact of the Infrastructure Law with an industrial chemical manufacturing, partnering with a regional municipal wastewater facility in Virginia. Evoqua was selected for the pilot to design, source and assemble a wastewater treatment system that combine ultrafiltration and RO technologies in a mobile platform. The pilot will test the treatment of wastewater for recycling and providing high-quality feedwater for plant use. The goal of the pilot is to determine the potential for a full-scale system with support from the new Infrastructure Bill.

A full-scale system would be designed to reduce the demand on the water treatment facility by 3,000 gallons per minute and to open additional drinking water capacity that could serve more than 14,000 homes in the region.

We also helped the supermarket chain divert high-strength organic waste using our anaerobic membrane bioreactor. The biological process converts the waste into biogas that is then converted into renewable energy. This system will treat up to 230,000 tons of food waste annually, reducing the landfill burden while producing 1,400 million BTUs of biogas per day which is the average daily use of approximately 7,000 U.S. homes.

Please turn to Slide 7. While helping our customers improve their sustainability with our solutions, we’re still addressing our own operations to minimize our footprint. We are very pleased to announce that we were recently selected as 1 of only 19 companies to receive The Terra Carta Seal. The Terra Carta Seal was launched at the COP26 Conference by King Charles III when he was the Prince of Wales.

It recognizes global companies that are driving innovation and demonstrating their commitment to the creation of genuinely sustainable markets. The Terra Carta was awarded to companies with ambitions aligned with the recovery plan for nature, people and the planet, which was launched in January of 2021.

We’re also privileged to have Ranked #6 this year on the Corporate Knights’ list of the 100 most sustainable companies in the world. It is the second year that Evoqua has been included in the top 100 rankings and an improvement from our 19th position in 2021. We are honored to be recognized as a sustainability leader, enabling our customers to become more sustainable through our solutions and with our services.

Last but not least, we received the Frost & Sullivan 2022 Global Company of the Year Award in the Water Technology category. The company was honored for our visionary innovation, market-leading performance and unmatched customer service. We thank Frost & Sullivan for recognizing us at the forefront of innovation and growth in our industry. Our team has worked tirelessly to achieve these great awards, and I’m thankful for their efforts and the progress that we continue to make.

I would now like to turn the call over to Ben.

Ben Stas^ Thank you, Ron. Please turn to Slide 8.

For the first quarter, reported revenues were up 19% to approximately $436 million. Organic revenue growth contributed approximately 9%, driven by broad-based price realization and volume growth. We saw organic revenue growth in aftermarket services and capital as well as across all regions and most product lines versus the prior year.

First quarter adjusted EBITDA increased approximately 34% over the prior year period to $72.7 million for an overall margin of 16.7%. Favorable price realization, mix and higher sales volume were primary drivers of improved profitability. Adjusted EBITDA margins increased approximately 190 basis points over the prior year period. We were pleased that price/cost was positive and accretive to margins for the quarter.

Please turn to Slide 9. Our Integrated Solutions and Services segment’s first quarter revenues were up approximately 25% to $305 million. Light and General and Life Sciences saw strong growth. Organic revenues growth contributed nearly 8%, driven primarily by price realization. Service and aftermarket revenues were strong across most end markets. Our capital projects and outsourced water pipeline is strong and growing. Digitally enabled revenues were up over 20% versus the prior year quarter.

Adjusted EBITDA increased approximately 29% to $69 million due to favorable price and the consolidation of Mar Cor’s operations, partly offset by material inflation and productivity. Adjusted EBITDA margin for the quarter was 22.6%, up 80 basis points from the prior year.

Please turn to Slide 10. We continue to see strong year-over-year growth in ISS backlog. First quarter backlog was up approximately $162 million or 21% on over the prior year quarter and up 3% versus Q4 of last year. Our pipeline continues to be robust with opportunities across multiple end markets. We expect to see our book-to-bill ratio remain above 1 in the fiscal year.

Please turn to Slide 11. Applied Product Technologies first quarter revenues were approximately $130 million, up more than 7%. Organic revenue growth contributed $14.8 million or approximately 12%, driven by strong volume growth and price realization with revenue growth across all regions and most product lines.

Microelectronics, especially in APAC, saw strong growth. As Ron mentioned, foreign currency translation unfavorably impacted revenues. Adjusted EBITDA for the first quarter increased nearly 12% to approximately $25 million and adjusted EBITDA margins saw a 70 basis points improvement to 18.8%, driven by favorable price realization, higher sales volume and mix, partly offset by inflationary impacts, productivity and FX.

Please turn to Slide 12. Capital spending, primarily for outsourced water orders, was approximately $23 million for the quarter or approximately 5.2% of revenues. First quarter net working capital grew to 16% of LTM sales to facilitate strong order rate growth. As previously stated, higher inventory levels and accounts receivable collection timing in the quarter, primarily drove the increase in net working capital.

Specifically, we built stock for certain raw materials such as resins and membranes. Due to limited supply and extended international shipping times, another portion of the inventory increase was work in process needed to support strong forecasted demand. We anticipate this will be utilized in the coming months as backlog is converted. We expect to reach our target of 100-plus percent adjusted free cash flow conversion for the fiscal year.

Please turn to Slide 13. We had a strong quarter of revenues and profitability, which allowed us to build on our balance sheet health. Debt reduction remains a priority. And as Ron mentioned, our net leverage ratio is now at 2.5x just 1 year after the Mar Cor acquisition.

I would now like to turn the call back over to Ron. Ron?

Ron Keating^ Thank you, Ben. Please turn to Slide 14. We had a strong quarter with outstanding results across most key financial metrics. In particular, adjusted EBITDA margin for the first quarter of 16.7% and LTM EBITDA margin of 17.5% are the highest margins we have reported since becoming a public company.

Market demand remains strong, and we are pleased to deliver broad-based organic growth across both segments, all regions and most product lines. Our pipeline remains robust and our backlog continues to grow. We continue to manage with rising costs and supply chain uncertainties, and we’re pleased to once again be price/cost positive for the quarter.

Customers continue to see the value of outsourced water which continues to contribute to ISS’s growth and recurring revenue model. Digitally connected sales were again up double digits.

Heading into the second quarter, we are focused on sales and operational execution to convert our strong backlog. Price realization is expected to be positive as inflation abates in some pockets and overall labor and material availability show signs of improvement as well. We continue to monitor the timing of customer purchase orders and shipment requests as supply chain and regulatory uncertainties could create timing challenges.

Given our backlog and order activity, we are confident in delivering our commitments for FY ‘23. However, given the pending transaction, we are not giving official forward guidance. I will now open the call for your questions and remind you to please focus on Evoqua performance and not the outlook for the pending transaction.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) We’ll take our first question from Deane Dray with RBC Capital Markets.

Deane Dray^ Congrats again on the merger agreement with Xylem.

Ron Keating^ Thanks, Deane.

Ben Stas^ Thanks, Deane.

Deane Dray^ If we can start with the ISS pipeline, could you just take us through what kind of rank or the end markets, where are you seeing the most interest? And could you talk about any kind of reverse inquiries that you’re getting from customers that potentially either within these verticals, but also geographically, are you getting any inbound questions from potential customers in Europe and Asia?

Ron Keating^ Yes. Thanks, Deane. As you look at Slide 5, we continue just to see strength across the majority of the end markets as we’ve highlighted. Life Sciences very robust. Chemical processing continues to be very strong. And the one that we had always pointed out is the canary in the coal mine that we’d be concerned about keeping an eye on, on was Light and General Industry and that continues to be a street of green. So we feel really good about it.

I highlighted in the comments, actually, we’re seeing strong activity from power and renewables as well, and we’re certainly seeing that. So you kind of look at those markets, they’re all very good. As we think about microelectronics and we show it is neutral. Last year, this quarter was just fantastic, and we anticipate it will be flat with last year. So we’re feeling very good about the end markets that we’re seeing right now.

Reverse inquiries. We’re really not hearing a lot right now, but we are hearing customers kind of come out and say, obviously, we know who you’re partnering with. The outlook for the combination is fantastic. We have got zero concerns coming out of customers. But I think if anything, it will be stronger as we start to make headway and we’re planning. Obviously, right now, we’re only in the planning phase, and we can only plan until the deal closes. And — but international with APT is pretty much a great opportunity out of the gate.

Deane Dray^ That’s great to hear. And a follow-up for Ben on what’s the expected free cash flow conversion timing for the year? Some of this, you said there was some accounts receivable collection timing, so that would suggest more near-term conversion, but just kind of the pace of free cash flow conversion for the year.

Ben Stas^ Yes. We expect to continue to improve as we go through the year. And Q4 tends to always be our strongest free cash conversion quarter, Deane. But we took the opportunity looking at our demand and looking at our outlook to make sure we secure the ability to meet that demand and secured some of the areas, in particular, for the service organization like resins and membranes to make sure we had the stock. And then APT on their end, they certainly are building the work in process to be delivered on that — on the shipments that are coming.

So we naturally expect free cash flow to improve as we head through the year. And then as you know, we’re — a September year-end, and at calendar year-end, you typically see companies that tend at times, particularly with uncertain times hold on payables a bit, and we did see some of that in December, but receivables are looking fine as we go and we expect them to continue to look fine with full year collection.

Operator^ Our next question comes from Nathan Jones of Stifel.

Nathan Jones^ I’m going to start with a bit of a follow-up to Deane’s second question now on free cash flow and maybe a bit more on the inventory build. I think you guys have been expecting kind of a higher mix of capital versus outsourced kind of projects relatively speaking in ‘23. Some of these inventory builds related to what are more near-term deliveries on those capital kinds of projects. And was this in the plan when we were coming into 2023, this building inventory? Or has it been because you’re seeing better orders on the capital front?

Ben Stas^ We are seeing strong orders on the capital front. Across the board, we’re seeing stronger orders than we anticipated. And so as we saw those orders coming in as we went through the quarter, we decided — and the activity order rates, we decided to make sure that we secured our stock to make sure we can be on those orders.

Nathan Jones^ That’s helpful. Go ahead.

Ben Stas^ So from a plan perspective, obviously, it’s — things are developing stronger than planned. And we definitely want to — the good thing about this business is we have visibility and it gives us time to respond. So obviously, we’re responding accordingly.

Nathan Jones^ My second question was around a comment you made in your prepared remarks that price/cost was actually positive to margins in the quarter. Can you provide a bit more color around that and what the expectation is for price/cost maybe as we move through the year? Do you expect it to actually be positive to margins rather than just dollar positive?

Ben Stas^ So certainly, I’m not going to provide a lot of outlook. But I will tell you, we had $9 million positive on price/cost in the quarter. It was strong. And we did the math. It was certainly a nice healthy part of that margin expansion. The wildcard there is always what happens to inflationary impacts. But holistically, we seem to be seeing things settle down and we’re certainly seeing the benefits of the price realization actions that we’ve been through...

Ron Keating^ Yes, Nathan, I think that was a tremendous benefit for us in the quarter has been highlighted. And we’ve been waiting for these — I mean we’ve been out in front of the cost curve with pricing actions, and they take a little bit to come into play and they just continue to flow-through.

Nathan Jones^ I know you guys have been implementing strategic pricing increases as far back as 2021 that got a bit covered up by inflation over the last couple of years. Is it your intention to be able to hold pricing if you see actual declines in your costs?

Ron Keating^ Yes. I mean, as I’ve highlighted in prior calls, when we’ve talked about this, our pricing is very sticky. So once we go with the price increase, it is — it takes quite a bit to pull that back. It’s a sticky price that we feel confident in.

Operator^ (Operator Instructions) We’ll take our next question from Sahil Manocha with Citigroup.

Sahil Manocha^ Gonna hone in on ISS margins really quickly. You saw the 80 bps improvement sequentially. And previously, you had mentioned the onboarding of new service techs. Could you give us some color on how they’re onboarding at this time?

Ron Keating^ Yes. We feel very good about it. I mean it’s taken a little bit of time. And we actually commented on our last call that the onboarding happened through the year. We were back to our normal run rate of openings at the end of the fourth quarter of last fiscal year. So what you’re seeing is you’re seeing the fall-through of more efficiency as we would normally expect to see. And we’ve got great confidence that, that will continue on.

Sahil Manocha^ Awesome. I have a second question. So I’ve seen states like Maine, New York, California and Colorado seem to be getting more restrictive when it comes to PFAS. Have you seen a bump in your PFAS-related work as a result of these recently passed restrictions?

Ron Keating^ Yes, it’s a great question. It’s interesting. And one of the things we’ve talked about is the states and municipalities that were out ahead of it already, we’re putting projects in. So we’ve already been operating in those specific areas that you’re highlighting with PFAS treatment. It speaks to that $100 million pipeline that we talk about typically on every call, and we’re still winning about 1/3 of those.

I think the big movement that everyone is waiting on is the MCL, the maximum contaminant limits actually to be passed and to be set. That was supposed to happen at the end of — by the end of calendar ‘22, it did not occur. We’re hearing it’s pending very soon. But I would say, until that happens, you’re kind of going to see that PFAS market be flat.

Operator^ (Operator Instructions) We’ll take our next question from Joe Giordano with Cowen.

Joe Giordano^ So your color on light industry, in general have been doing well sequentially. That was surprising. I mean, just in the early earnings we’re hearing across our coverage, that is absolutely not the commentary of other companies within those markets. So maybe if there’s like some distinction you can point to between maybe what some of your customers are facing from their own demand and then what they’re demanding from you?

Ron Keating^ Yes. So Joe, as you look at our end market exposure, it continues to give us pretty high confidence. I mean we are very heavily concentrated in North America, as you know, the nearshoring and onshoring have continued to carry a pretty good order activity for us and a fairly robust pipeline. And the other thing that we speak about with regularity, the scarcity of water, the challenges on treating water to a level that is more difficult and then people trying to do and companies trying to do what’s right around ESG metrics with recycle, reuse minimizing their water footprint feeds — it really aligns very well with the Evoqua’s offering, our solutions we take into the marketplace.

So we’re seeing — and one thing we talk about is how our pipeline has shifted very heavily from just process water to wastewater for recycling and reuse. That continues, and you’re even seeing that across light and general industry as well.

Joe Giordano^ And then just, Ben, if you could just clarify on the organic growth this quarter, how much of that was price versus volume?

Ben Stas^ We certainly have a lot of price in there. With ISS, it was heavy on the price side. With APT, it was relatively proportional price to volume.

Operator^ (Operator Instructions) We’ll take our next question from Patrick Baumann with JPMorgan.

Patrick Baumann^ Quick question on — you mentioned a couple of different times around customer schedule management, I think. And you talked about that’s being felt most, if specific end markets. Because you also mentioned lumpiness, I think, in microelectronics, maybe that’s what you’re talking about, just...

Ron Keating^ Yes, just — for...

Patrick Baumann^ Just looking for incremental color around kind of the scattered comments you made in the — in your commentary around project delays, lumpiness in kind of projects, that sort of thing.

Ron Keating^ Yes. So actually, as you think about our project outlays, — and this is one of the difficulties we’ve had through the entire supply chain difficulty is, we’re working, we’re aligned, we’re ready to deliver. It is customer sites being prepared for us to deliver to. So the larger and the more complex the system that we’re selling, the more challenging that is for them to be on time because they’re having to coordinate multiple other subcontractors, multiple other supply chains to be ready for our system to go in.

Again, when our system goes in, it’s towards the end because they’re getting ready to turn on the water. The system goes in, it gets delivered. And then until they turn it on and start the operation, it delays our billing around operating and maintenance or build own operate type contracts. So that’s — you kind of think about when you look at Page 5, the more complex, the larger systems like the microelectronics that I highlighted, would be the ones that would be a little more lumpy on customer timing and customer delays against the remainder of the project.

Patrick Baumann^ And that’s something that you had previously embedded in your outlook. I think you’re saying. So that’s not something that is a surprise to you. It’s just something that you’re highlighting as — yes, okay.

Ron Keating^ We’ve been dealing with this from the end of the, I would say, the supply chain challenge. We deal with it always, but certainly, the supply chain difficulty has exacerbated that issue, and we’ve been managing this for the past 2 years.

Patrick Baumann^ And can you comment on how Mar Cor performed in the quarter and how that business is kind of performing versus expectations?

Ron Keating^ Yes, I would say it’s right on track. We feel very good about Mar Cor, where it is. It’s right on track. We still have an expectation for our SAP rollout in the month of February, and things are lined up exactly as we anticipated.

Operator^ Our next question comes from Mike Halloran with Baird.

Unidentified Participant^ This is Ted on for Mike. Quick question for you. Obviously, the margin performance was pretty exceptional and a healthy amount of price helping there on the price/cost side of things. Could you maybe talk about the margins embedded in the expanding backlog, particularly given the current mix and just the sustainability of margin performance?

Ron Keating^ Yes. I mean we feel good about it. We look at the margins in the backlog with regularity. And again, one thing that we highlighted as our pricing goes out. It’s very sticky. It stays. Our backlog is already priced against price increases. And we feel good around the way that we’re managing the business and able to manage the supply chain.

Unidentified Participant^ And then a bit of a clarifying question. I believe I heard something about some permitting hang-ups. Just a quick clarification. Is that a broader comment on a changing of the permitting environment? Or is that — I suspect that’s more of a one-off comment associated with a subset of projects?

Ron Keating^ It’s a few specific projects in certain market areas. And again, that really goes to the question I had previously around how are we dealing with delays on a customer site. When they’re dealing with delays around permitting, around getting their supply chain, the rest of the infrastructure in place for us to be able to deliver is something that we manage against with regularity. Sometimes it creates some lumpiness in the recognition of revenue against backlog on occasion. But it’s nothing new that we haven’t been dealing with in the past.

Operator^ (Operator Instructions) And it appears at this time, we have no further questions. I would now like to turn the call back over to Ron Keating for any additional or closing remarks.

Ron Keating^ Thank you again for your interest in Evoqua. As always, I want to thank our team members for driving and delivering every day very safely to take care of our customers to deliver against the expectations that our customers have of us in the marketplace and making sure that we make them more competitive. We’ve got a fantastic team of people. I look forward to continuing to deliver against the market guarantees that Evoqua makes and the promises, and I appreciate all of you having an interest in speaking with us today.

Thank you.

Operator^ Thank you. That concludes today’s Evoqua Water Technologies First Quarter Fiscal 2023 Earnings Conference Call.

You may now disconnect your lines.

Thank you for your interest in Evoqua.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem Inc.’s (“Xylem”) and Evoqua Water Technologies Corp.’s (“Evoqua”) experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this document are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.